UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EAU Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

284859 10 5

(CUSIP Number)

Peter Ullrich
Water Science, LLC
1800 N.W. 89th Place
Miami, FL 33172
(305) 629-6424

(Names, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284859 10 5	Page 2 of 6

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Water Science, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization State of Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,000,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 48.1%**
14		Type of Reporting Person (See Instructions) OO

*
The aggregate number of shares of Common Stock reported includes (i) 8,400,00 shares of Common Stock issuable upon exercise of outstanding warrants and (ii) 1,000,000 shares of Common Stock issuable upon conversion of a convertible promissory note.

**
The percent of class was calculated based upon 22,867,187 shares of Common Stock issued and outstanding, consisting of (i) 13,467,187 shares of Common Stock issued and outstanding as reported by the Issuer on its Form 10-KSB filed with the SEC on April 2, 2007, (ii) 8,400,00 shares of Common Stock issuable upon exercise of outstanding warrants, and (iii) 1,000,000 shares of Common Stock issuable upon conversion of a convertible promissory note.

CUSIP No. 284859 10 5	Page 3 of 6

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Ullrich
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,462,692
	8	Shared Voting Power
	9	Sole Dispositive Power 14,462,692
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 14,462,692*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 63.2%**
14		Type of Reporting Person (See Instructions) IN

*
The aggregate number of shares of Common Stock reported includes (i) 1,600,000 shares of Common Stock held by Water Science, LLC, (ii) 8,400,00 shares of Common Stock issuable upon exercise of outstanding warrants held by Water Science, LLC, and (iii) 1,000,000 shares of Common Stock issuable upon conversion of a convertible promissory note held by Water Science, LLC.

**
The percent of class was calculated based upon 22,867,187 shares of Common Stock issued and outstanding, consisting of (i) 13,467,187 shares of Common Stock issued and outstanding as reported by the Issuer on its Form 10-KSB filed with the SEC on April 2, 2007, (ii) 8,400,00 shares of Common Stock issuable upon exercise of outstanding warrants held by Water Science, LLC, and (iii) 1,000,000 shares of Common Stock issuable upon conversion of a convertible promissory note held by Water Science, LLC.

CUSIP No. 284859 10 5	Page 4 of 6

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 8, 2006, as amended by Amendment No. 1 filed on September 25, 2006 (the “Schedule 13D”), by Water Science, LLC and Peter Ullrich with respect to the common stock, par value $0.0001 per share, of EAU Technologies, Inc., a Delaware corporation. All capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

EAU Technologies, Inc. (the “Issuer”)
1464 West 40 South, Suite 200
Lindon, UT 84042

Common stock, par value $0.0001 per share (the “Common Stock”)

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed on behalf of Water Science, LLC, a Florida limited liability company (“Water Science”) and Peter Ullrich. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.” Water Science is a member-managed limited liability company. Peter Ullrich is the sole member of Water Science and is an American Citizen.

The address of the principal business and principal offices of the Reporting Persons is 1800 N.W. 89th Place, Miami, Florida 33172. The principal business of Water Science is that of private investment, engaging in the purchase and sale of securities for investment for its own account.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described in Item 5 below, the Common Stock, warrants and note purchased by Water Science were purchased utilizing Water Science’s working capital for an aggregate purchase price of $7,000,000. The Common Stock purchased by Mr. Ullrich was purchased using Mr. Ullrich’s personal funds for an aggregate purchase price of $4,393,500.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the acquisition of the securities by the Reporting Persons was for investment. Other than as described in Item 6 below, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D/A.

On April 16, 2007, Mr. Ullrich was appointed as a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D/A is incorporated herein by reference. Mr. Ullrich, as the sole member of Water Science, LLC, has the power to direct the voting and disposition of the securities owned by Water Science and may be deemed to beneficially own any securities held by Water Science, LLC.

(c) Since October 27, 2006, Mr. Ullrich has acquired additional shares of Common Stock as follows: (i) 2,307,692 shares of Common Stock in a private placement from the Issuer at a price per share of $1.30 and (ii) 565,000 shares of Common Stock in a private transaction at a price per share of $0.90. Also, as described in Item 6 below, the Reporting Persons entered into agreements with the Issuer regarding the termination of the warrants held by Water Science, LLC and the issuance of replacement warrants. The number of shares issuable upon exercise of the replacement warrants was the same number as the original warrants, therefore there was no change in the number of shares of Common Stock that the Reporting Persons are deemed to beneficially own.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the shares of Common Stock held by the Reporting Persons.

CUSIP No. 284859 10 5	Page 5 of 6

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than as described below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On April 26, 2007, Water Science, LLC advanced $1,000,000 to the Issuer as a short-term loan (the “Advance”). On May 9, 2007, the Reporting Persons entered into an agreement with the Issuer (the “Warrant Agreement”) pursuant to which the two warrants to purchase an aggregate of 8,400,000 shares of Common Stock at an exercise price of $2.76 per share held by Water Science, LLC were cancelled and replaced with two new warrants to purchase an aggregate of 8,400,000 shares of Common Stock at an exercise price of $1.30 per share, each expiring on May 9, 2010 (the “Replacement Warrants”). One Replacement Warrant covers 5,169,231 shares of Common Stock and may be exercised at any time prior to expiration. The second Replacement Warrant covers 3,230,769 shares of Common Stock and may be exercised at any time prior to expiration, and is also subject to a put right on behalf of the Issuer (the “Put Warrant”). The Put Warrant provides that the Issuer may require Water Science, LLC to exercise all or a portion of the Put Warrant no more than one time per month until the expiration of the Put Warrant. The Issuer has informed the Reporting Persons that the Issuer is exercising its put right to require Water Science, LLC to exercise the Put Warrant for a portion of the shares of Common Stock. The Issuer and the Reporting Persons have agreed that the Advance will be applied against the exercise price of the Put Warrant.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibits:

Exhibit A	Agreement pursuant to Rule 13d-1(k)(1)

Exhibit B
Agreement Terminating Warrants and Registration Rights dated as of May 9, 2007 among the Issuer, Peter F. Ullrich, and Water Science, LLC (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the SEC on May 15, 2007)

Exhibit C
Warrant Agreement dated as of May 9, 2007 among the Issuer, Peter F. Ullrich , and Water Science, LLC (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the SEC on May 15, 2007 )

Exhibit D
Warrant and Put Agreement dated as of May 9, 2007 among the Issuer, Peter F. Ullrich, and Water Science, LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on May 15, 2007)

Exhibit E
Amended and Restated Registration Rights Agreement dated as of May 9, 2007 among the Issuer, Peter F. Ullrich, and Water Science, LLC (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the SEC on May 15, 2007)

Exhibit F	Senior Secured Convertible Promissory Note dated September 16, 2005 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K/A filed with the SEC on October 12, 2005)

CUSIP No. 284859 10 5	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2007	Water Science, LLC, an Florida limited liability company

	By:	/s/ Peter Ullrich
Peter Ullrich
Sole Member

Dated: May 15, 2007	/s/ Peter Ullrich
Peter Ullrich

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Water Science, LLC, an Florida limited liability company

By:	/s/ Peter Ullrich
Peter Ullrich
Sole Member

/s/ Peter Ullrich
Peter Ullrich